Subject to Completion and Modification

SLM FUNDING LLC HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS SLM FUNDING LLC HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT SLM FUNDING LLC AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, SLM FUNDING LLC, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 1-800-321-7179.

Term Sheet

$3,027,310,000

SLM Student Loan Trust 2005-10

Issuer

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Servicer and Administrator

Student Loan-Backed Notes

On December 14, 2005, the trust will issue:

Class	Principal	Interest Rate		Maturity
Floating Rate Class A-1 Notes	$808,000,000	3-month LIBOR minus	%	April 25, 2012
Floating Rate Class A-2 Notes	$968,000,000	3-month LIBOR plus	%	April 27, 2015
Floating Rate Class A-3 Notes	$423,000,000	3-month LIBOR plus	%	October 25, 2016
Floating Rate Class A-4 Notes	$548,000,000	3-month LIBOR plus	%	October 25, 2019
Floating Rate Class A-5 Notes	$189,490,000	3-month LIBOR plus	%	July 26, 2021
Floating Rate Class B Notes	$90,820,000	3-month LIBOR plus	%	October 26, 2026

The trust will make payments quarterly, beginning on April 25, 2006, primarily from collections on a pool of student loans. In general, the trust will pay principal first to the class A-1 notes until paid in full, second to the class A-2 notes until paid in full, third to the class A-3 notes until paid in full, fourth to the class A-4 notes until paid in full, fifth to the class A-5 notes until paid in full, and sixth to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes.

We are offering the notes through the underwriters when and if issued. Application has been made for the notes to be listed on the Official List of the Luxembourg Stock Exchange and to be traded on the Luxembourg Stock Exchange’s Euro MTF Market.

We are not offering the notes in any state or other jurisdiction where the offer is prohibited.

The notes are asset-backed securities issued by a trust. They are not obligations of SLM Corporation, the depositor, any seller of the loans to the depositor, the administrator, the servicer or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

This term sheet constitutes a “free-writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended.

Joint Book-Runners

Banc of America Securities LLC	Merrill Lynch & Co.	Wachovia Securities

Co-Managers

Goldman, Sachs & Co.

Morgan Stanley

RBS Greenwich Capital

December 5, 2005

The Information in this Term Sheet

The information contained herein refers to and supplements certain of the information contained in the Free-Writing Prospectus, dated December 2, 2005 (the “initial free-writing prospectus”).

The Notes

The trust is offering the following classes of notes, which are debt obligations of the trust:

Class A Notes:

•	Floating Rate Class A-1 Student Loan-Backed Notes in the amount of $808,000,000;

•	Floating Rate Class A-2 Student Loan-Backed Notes in the amount of $968,000,000;

•	Floating Rate Class A-3 Student Loan-Backed Notes in the amount of $423,000,000;

•	Floating Rate Class A-4 Student Loan-Backed Notes in the amount of $548,000,000; and

•	Floating Rate Class A-5 Student Loan-Backed Notes in the amount of $189,490,000.

Class B Notes:

•	Floating Rate Class B Student Loan-Backed Notes in the amount of $90,820,000.

Closing Date. The closing date for this offering is December 14, 2005.

Interest Rates. The spreads to LIBOR will be set at the time of pricing.

Pricing Date. On or about December 6, 2005.

LIBOR for First Accrual Period. LIBOR for the first accrual period will be determined by the following formula:

x + [ 7/27 * (y-x)]

where:

x = four-month LIBOR, and

y = five-month LIBOR.

Maturity Dates. Each class of notes will mature no later than the date set forth in the table below for that class:

Class	Maturity Date
Class A-1	April 25, 2012
Class A-2	April 27, 2015
Class A-3	October 25, 2016
Class A-4	October 25, 2019
Class A-5	July 26, 2021
Class B	October 26, 2026

Identification Numbers

The notes will have the following CUSIP Numbers and ISIN:

CUSIP Numbers

•	Class A-1 Notes: 78442G RD 0

•	Class A-2 Notes: 78442G RE 8

•	Class A-3 Notes: 78442G RF 5

•	Class A-4 Notes: 78442G RG 3

•	Class A-5 Notes: 78442G RH 1

•	Class B Notes: 78442G RJ 7

International Securities Identification Numbers (ISIN)

•	Class A-1 Notes: US78442GRD06

•	Class A-2 Notes: US78442GRE88

•	Class A-3 Notes: US78442GRF53

•	Class A-4 Notes: US78442GRG37

•	Class A-5 Notes: US78442GRH10

•	Class B Notes: US78442GRJ75

The European Common Codes will be set forth in the prospectus supplement.

Information About the Student Loans

Supplemental Purchase Period. The supplemental purchase period will end ten business days after the closing date on December 29, 2005.

Capitalization of the Trust

Floating Rate Class A-1 Student Loan-Backed Notes	$808,000,000
Floating Rate Class A-2 Student Loan-Backed Notes	968,000,000
Floating Rate Class A-3 Student Loan-Backed Notes	423,000,000
Floating Rate Class A-4 Student Loan-Backed Notes	548,000,000
Floating Rate Class A-5 Student Loan-Backed Notes	189,490,000
Floating Rate Class B Student Loan-Backed Notes	90,820,000
Equity	100

Total	$3,027,310,100

Information About the Trust

Collection Account Initial Deposit. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the collection account in cash or eligible investments equal to approximately $6,400,000 plus the excess, if any, of the pool balance as of the statistical cutoff date over the pool balance as of the closing date, to the extent such excess amount is not deposited into the supplemental purchase account.

Reserve Account Initial Deposit. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the reserve account in cash or eligible investments equal to approximately $7,507,007.

Specified Reserve Account Balance. The Specified Reserve Account Balance for any distribution date will be equal to the greater of:

•	0.25% of the pool balance at the end of the related collection period; and

•	$3,002,803.

Capitalized Interest Account. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the capitalized interest account. This deposit will be in cash or eligible investments equal to $17,000,000. Amounts on deposit in the capitalized interest account will not be replenished and will be used for the purposes set forth in “Description of the Notes—Accounts—The Capitalized Interest Account” in the initial free-writing prospectus. All funds remaining on deposit in the capitalized interest account on the January 2007 distribution date will be transferred to the collection account and included as available funds on that distribution date.

Initial Overissuance

The pool balance as of the statistical cutoff date is approximately 99.75% of the aggregate principal balance of the notes minus the initial balance of the capitalized interest account.

Use of Proceeds

The trust will use the net proceeds from the sale of the notes to make the initial deposits to the collection account, the capitalized interest account, the supplemental purchase account and the reserve account and to purchase the initial trust student loans from the depositor on the closing date under the initial sale agreement.

The depositor will then use the proceeds paid to the depositor by the trust to pay to the sellers the respective purchase prices due to those sellers for the initial trust student loans purchased by the depositor.

Expenses incurred to establish the trust and issue the notes (other than fees that are due to the underwriters) are payable by the depositor. Expenses to be paid by the depositor are estimated to be $5,318,491.

Weighted Average Lives, Expected Maturities and Percentages of Original Principal Remaining at Certain Distribution Dates of the Notes

The rate of payment of principal of the notes and the yield on the notes will be affected by prepayments of the trust student loans that may occur as described below. Therefore, payments on the notes could occur significantly earlier than expected. Consequently, the actual maturities on the notes could be significantly earlier, average lives of the notes could be significantly shorter, and periodic balances could be significantly lower, than expected. All the trust student loans are prepayable in whole or in part, without penalty, by the borrowers at any time, or as a result of a borrower’s default, death, disability or bankruptcy and subsequent liquidation or collection of guarantee payments with respect thereto. The rate of such prepayments cannot be predicted and may be influenced by a variety of economic, social, competitive and other factors, including as described below. In general, the rate of prepayments may tend to increase to the extent that alternative financing becomes available on more favorable terms or at interest rates significantly below the interest rates applicable to the trust student loans. Prepayments could increase as a result of certain borrower benefit programs, among other factors. In addition, the depositor is obligated to repurchase any trust student loan (or substitute an eligible student loan) as a result of a breach of any of its representations and warranties relating to trust student loans contained in the sale agreement, and the servicer is obligated to purchase any trust student loan pursuant to the servicing agreement as a result of a breach of certain covenants with respect to such trust student loan, in each case where such breach materially adversely affects the interests of the trust in that trust student loan and is not cured within the applicable cure period. See “Description of the Transfer and Servicing Agreements—Purchase of Student Loans by the Depositor; Representations and Warranties of Sallie Mae and the Other Sellers” and “Servicing and Administration—Servicer Covenants” in the prospectus attached as Appendix I to the initial free-writing prospectus. See also “Summary—Termination of the Trust” in the initial free-writing prospectus regarding the servicer’s option to purchase the trust student loans when the pool balance is less than or equal to 10% of the initial pool balance and the auction of the trust student loans if the servicer does not exercise such option.

On the other hand, the rate of principal payments and the yield on the notes will be affected by scheduled payments with respect to, and maturities and average lives of, the trust student loans. These may be lengthened as a result of, among other things, grace periods, deferral periods, forbearance periods, or repayment term or monthly payment amount modifications agreed to by the servicer. Therefore, payments on the notes could occur significantly later than expected. Consequently, actual maturities and weighted average lives of the notes could be significantly longer than expected and periodic balances could be significantly higher than expected. The rate of payment of principal of the notes and the yield on the notes may also be affected by the rate of defaults resulting in losses on defaulted trust student loans which have been liquidated, by the severity of those losses and by the timing of those losses, which may affect the ability of the guarantors to make timely guarantee payments with respect thereto. In addition, the maturity of certain of the trust student loans could extend beyond the latest legal maturity date for the notes.

The rate of payments on the trust student loans cannot be predicted due to a variety of factors, some of which are described above, and any reinvestment risks resulting from a faster or slower incidence of payment of trust student loans will be borne entirely by the noteholders. Such reinvestment risks include the risk that interest rates on comparable investments may be lower at the time noteholders receive payments from the trust than interest rates on the notes.

See “Weighted Average Lives, Expected Maturities and Percentages of Original Principal Remaining at Certain Distribution Dates of the Notes” attached hereto as Exhibit I.

Underwriting

The notes listed below are offered severally by the underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the notes will be ready for delivery in book-entry form only through the facilities of DTC, Clearstream, Luxembourg and Euroclear, as applicable, on or about December 14, 2005 against payment in immediately available funds.

Subject to the terms and conditions in the underwriting agreement dated December 6, 2005, the depositor has agreed to cause the trust to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of the notes shown opposite its name:

Underwriter	Class A-1 Notes	Class A-2 Notes	Class A-3 Notes
Banc of America Securities LLC	$134,668,000	$161,333,000	$70,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	134,667,000	161,334,000	70,500,000
Wachovia Capital Markets, LLC	134,667,000	161,334,000	70,500,000
Goldman, Sachs & Co.	134,666,000	161,333,000	70,500,000
Greenwich Capital Markets, Inc.	134,666,000	161,333,000	70,500,000
Morgan Stanley & Co. Incorporated	134,666,000	161,333,000	70,500,000

Total	$808,000,000	$968,000,000	$423,000,000

Underwriter	Class A-4 Notes	Class A-5 Notes	Class B Notes
Banc of America Securities LLC	$91,334,000	$31,582,000	$15,137,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	91,333,000	31,583,000	15,137,000
Wachovia Capital Markets, LLC	91,334,000	31,582,000	15,138,000
Goldman, Sachs & Co.	91,333,000	31,581,000	15,136,000
Greenwich Capital Markets, Inc.	91,333,000	31,581,000	15,136,000
Morgan Stanley & Co. Incorporated	91,333,000	31,581,000	15,136,000

Total	$548,000,000	$189,490,000	$90,820,000

The underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes listed above if any of the notes are purchased. The offering prices, underwriter discounts and dealer concessions and reallowances will be set forth in the prospectus supplement.

The depositor and SLM ECFC have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The notes are new issues of securities with no established trading market. The seller has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In the ordinary course of their business, the underwriters and certain of their affiliates have in the past, and may in the future, engage in commercial and investment banking activities with the sellers, the depositor and their respective affiliates.

The trust may, from time to time, invest the funds in the trust accounts in eligible investments acquired from the underwriters.

During and after the offering, the underwriters may engage in transactions, including open market purchases and sales, to stabilize the prices of the notes.

The underwriters, for example, may over-allot the notes for the account of the underwriting syndicate to create a syndicate short position by accepting orders for more notes than are to be sold.

In addition, the underwriters may impose a penalty bid on the broker-dealers who sell the notes. This means that if an underwriter purchases notes in the open market to reduce a broker-dealer’s short position or to stabilize the prices of the notes, it may reclaim the selling concession from the broker-dealers who sold those notes as part of the offering.

In general, over-allotment transactions and open market purchases of the notes for the purpose of stabilization or to reduce a short position could cause the price of a note to be higher than it might be in the absence of those transactions.

Each underwriter has represented and agreed that:

•	it has not offered or sold and will not offer or sell any notes to persons in the United Kingdom prior to the expiration of the period of six months from the issue date of the notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended (the “POS Regs”);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity, within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”), received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No action has been or will be taken by the depositor or the underwriters that would permit a public offering of the notes in any country or jurisdiction other than in the United States, where action for that purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, and neither the initial free-writing prospectus and the base prospectus attached as Appendix I thereto (collectively, the “pre-pricing disclosure package”), nor any circular, prospectus, form of application, advertisement or other material may be distributed in or from or published in any country or jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose hands all or any part of the pre-pricing disclosure package comes are required by the depositor and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, sell or deliver notes or have in their possession or distribute the pre-pricing disclosure package, in all cases at their own expense.

The depositor has not authorized any offer of the notes to the public in the United Kingdom within the meaning of the POS Regs and the FSMA. The notes may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of these regulations or otherwise in compliance with all applicable provisions of these regulations and the FSMA.

EXHIBIT 1

Weighted Average Lives, Expected Maturities and Percentages of Original Principal

Remaining at Certain Distribution Dates of the Notes

EXHIBIT I

WEIGHTED AVERAGE LIVES, EXPECTED MATURITIES AND PERCENTAGES OF ORIGINAL PRINCIPAL REMAINING AT CERTAIN DISTRIBUTION DATES OF THE NOTES

Prepayments on pools of student loans can be calculated based on a variety of prepayment models. The model used to calculate prepayments in this term sheet is based on prepayments assumed to occur at a constant percentage rate (“CPR”). CPR is stated as an annualized rate and is calculated as the percentage of the loan amount outstanding at the beginning of a period (including accrued interest to be capitalized), after applying scheduled payments, that prepays during that period. The CPR model assumes that student loans will prepay in each month according to the following formula:

Monthly Prepayments = (Balance (including accrued interest to be capitalized) after scheduled payments) x (1-(1-CPR) 1/12)

Accordingly, monthly prepayments, assuming a $1,000 balance after scheduled payments, would be as follows for various levels of CPR:

CPR	0%	6%	12%	18%	24%
Monthly Prepayment	$0.00	$5.14	$10.60	$16.40	$22.61

The CPR model does not purport to describe historical prepayment experience or to predict the prepayment rate of any actual student loan pool. The student loans will not prepay at any constant level of CPR, nor will all of the student loans prepay at the same rate. You must make an independent decision regarding the appropriate principal prepayment scenarios to use in making any investment decision.

The tables below show the weighted average remaining lives, expected maturity dates and percentages of original principal remaining of the notes at certain distribution dates under various CPR scenarios.

For purposes of calculating the information presented in the tables, it is assumed, among other things, that:

•	the cutoff date for the trust student loans is as of November 24, 2005;

•	the closing date is December 14, 2005;

•	all trust student loans (as grouped within the “rep lines” described below) remain in their current status until their status end date and then move to repayment, with the exception of in-school status loans which are assumed to have a 6-month grace period before moving to repayment, and no trust student loan moves from repayment to any other status;

•	the trust student loans that are (i) non-subsidized Stafford loans not in repayment status, (ii) subsidized Stafford loans in forbearance status, or (iii) SLS or PLUS loans, have interest accrue and capitalized upon entering repayment;

•	the trust student loans that are subsidized Stafford loans and are in-school, grace or deferment status, have interest paid (interest subsidy payments) by the Department of Education quarterly, based on a quarterly calendar accrual period;

•	there are government payment delays of 60 days for interest subsidy and special allowance payments;

•	no delinquencies or defaults occur on any of the trust student loans, no repurchases for breaches of representations, warranties or covenants occur, and all borrower payments are collected in full;

•	index levels for calculation of borrower and government payments are:

•	91-day Treasury bill rate of 3.98%; and

•	three-month commercial paper rate of 4.31%;

•	all funds deposited into the supplemental purchase account will be transferred to the collection account at the end of the supplemental purchase period;

•	quarterly distributions begin on April 25, 2006, and payments are made quarterly on the 25th day of every January, April, July and October thereafter, whether or not the 25th is a business day;

•	the interest rate for each class of outstanding notes at all times will be equal to:

•	Class A-1 notes: 4.430%;

•	Class A-2 notes: 4.460%;

•	Class A-3 notes: 4.510%;

•	Class A-4 notes: 4.560%;

•	Class A-5 notes: 4.570%; and

•	Class B notes: 4.740%;

•	an administration fee equal to $20,000 is paid quarterly by the trust to the administrator;

•	a servicing fee equal to 1/12th of the then outstanding principal amount of the trust student loans as of the preceding calendar month times 0.90% is paid monthly by the trust to the servicer, beginning in January 2006;

•	the reserve account has an initial balance equal to $7,507,007 and at all times a balance equal to the greater of (1) 0.25% of the applicable Pool Balance and (2) $3,002,803;

•	the collection account has an initial balance equal to $0;

•	the capitalized interest account has an initial balance equal to $17,000,000;

•	all payments are assumed to be made at the end of the month and amounts on deposit in the collection account, reserve account and capitalized interest account, including reinvestment income earned in the previous month, net of servicing fees, are reinvested in eligible investments at the assumed reinvestment rate of 4.35% per annum through the end of the collection period; reinvestment earnings are available for distribution from the prior collection period;

•	an optional redemption by the servicer occurs on the distribution date immediately following the date on which the pool balance falls below 10% of the initial pool balance; and

•	the pool of trust student loans were grouped into 3,640 representative loans (“rep lines”), which have been created, for modeling purposes, from individual trust student loans based on combinations of similar individual student loan characteristics, which include, but are not limited to, loan status, interest rate, loan type, index, margin, rate cap and remaining term.

WEIGHTED AVERAGE LIVES AND EXPECTED MATURITY DATES OF THE NOTES AT VARIOUS CPRs(1)

	Weighted Average Life (years)(2)
Class	0%	6%	12%	18%	24%
Class A-1 Notes	2.35	1.43	1.00	0.78	0.65
Class A-2 Notes	5.64	4.06	3.00	2.32	1.85
Class A-3 Notes	7.80	6.33	5.00	3.98	3.24
Class A-4 Notes	9.39	8.20	7.00	5.84	4.88
Class A-5 Notes	10.61	9.36	8.36	7.11	6.11
Class B Notes	10.61	9.36	8.36	7.11	6.11

Class	Expected Maturity Date
Class A-1 Notes	January 2010	July 2008	October 2007	April 2007	January 2007
Class A-2 Notes	January 2013	July 2011	April 2010	April 2009	July 2008
Class A-3 Notes	April 2014	January 2013	October 2011	July 2010	October 2009
Class A-4 Notes	July 2016	April 2015	April 2014	January 2013	January 2012
Class A-5 Notes	July 2016	April 2015	April 2014	January 2013	January 2012
Class B Notes	July 2016	April 2015	April 2014	January 2013	January 2012

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the date on which the pool balance falls below 10% of the initial pool balance.
(2)	The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by: (1) multiplying the amount of each principal payment on the applicable class of notes by the number of years from the closing date to the related distribution date, (2) adding the results, and (3) dividing that sum by the aggregate principal amount of the applicable class of notes as of the closing date.

CLASS A-1 NOTES

PERCENTAGES OF ORIGINAL PRINCIPAL OF THE NOTES REMAINING AT CERTAIN DISTRIBUTION DATES AT VARIOUS CPRs(1)

Distribution Dates	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2007	81	57	34	11	0
January 2008	56	16	0	0	0
January 2009	25	0	0	0	0
January 2010	0	0	0	0	0
January 2011	0	0	0	0	0
January 2012	0	0	0	0	0
January 2013	0	0	0	0	0
January 2014	0	0	0	0	0
January 2015	0	0	0	0	0
January 2016	0	0	0	0	0
January 2017	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the date on which the pool balance falls below 10% of the initial pool balance.

CLASS A-2 NOTES

PERCENTAGES OF ORIGINAL PRINCIPAL OF THE NOTES REMAINING AT CERTAIN DISTRIBUTION DATES AT VARIOUS CPRs(1)

Distribution Dates	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2007	100	100	100	100	90
January 2008	100	100	82	53	26
January 2009	100	77	39	6	0
January 2010	93	44	3	0	0
January 2011	63	11	0	0	0
January 2012	31	0	0	0	0
January 2013	0	0	0	0	0
January 2014	0	0	0	0	0
January 2015	0	0	0	0	0
January 2016	0	0	0	0	0
January 2017	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the date on which the pool balance falls below 10% of the initial pool balance.

CLASS A-3 NOTES

PERCENTAGES OF ORIGINAL PRINCIPAL OF THE NOTES REMAINING AT CERTAIN DISTRIBUTION DATES AT VARIOUS CPRs(1)

Distribution Dates	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2007	100	100	100	100	100
January 2008	100	100	100	100	100
January 2009	100	100	100	100	48
January 2010	100	100	100	29	0
January 2011	100	100	33	0	0
January 2012	100	56	0	0	0
January 2013	95	0	0	0	0
January 2014	15	0	0	0	0
January 2015	0	0	0	0	0
January 2016	0	0	0	0	0
January 2017	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the date on which the pool balance falls below 10% of the initial pool balance.

CLASS A-4 NOTES

PERCENTAGES OF ORIGINAL PRINCIPAL OF THE NOTES REMAINING AT CERTAIN DISTRIBUTION DATES AT VARIOUS CPRs(1)

Distribution Dates	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2007	100	100	100	100	100
January 2008	100	100	100	100	100
January 2009	100	100	100	100	100
January 2010	100	100	100	100	76
January 2011	100	100	100	72	33
January 2012	100	100	79	33	0
January 2013	100	93	39	0	0
January 2014	100	47	7	0	0
January 2015	52	7	0	0	0
January 2016	15	0	0	0	0
January 2017	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the date on which the pool balance falls below 10% of the initial pool balance.

CLASS A-5 NOTES

PERCENTAGES OF ORIGINAL PRINCIPAL OF THE NOTES REMAINING AT CERTAIN DISTRIBUTION DATES AT VARIOUS CPRs(1)

Distribution Dates	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2007	100	100	100	100	100
January 2008	100	100	100	100	100
January 2009	100	100	100	100	100
January 2010	100	100	100	100	100
January 2011	100	100	100	100	100
January 2012	100	100	100	100	0
January 2013	100	100	100	0	0
January 2014	100	100	100	0	0
January 2015	100	100	0	0	0
January 2016	100	0	0	0	0
January 2017	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the date on which the pool balance falls below 10% of the initial pool balance.

CLASS B NOTES

PERCENTAGES OF ORIGINAL PRINCIPAL OF THE NOTES REMAINING AT CERTAIN DISTRIBUTION DATES AT VARIOUS CPRs(1)

Distribution Dates	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2007	100	100	100	100	100
January 2008	100	100	100	100	100
January 2009	100	100	100	100	100
January 2010	100	100	100	100	100
January 2011	100	100	100	100	100
January 2012	100	100	100	100	0
January 2013	100	100	100	0	0
January 2014	100	100	100	0	0
January 2015	100	100	0	0	0
January 2016	100	0	0	0	0
January 2017	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the date on which the pool balance falls below 10% of the initial pool balance.

The above tables have been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the rep lines, which will differ from the characteristics and performance of the actual pool of trust student loans) and should be read in conjunction therewith. In addition, the diverse characteristics, remaining terms and loan ages of the trust student loans could produce slower or faster principal payments than implied by the information in these tables, even if the dispersions of weighted average characteristics, remaining terms and loan ages are the same as the characteristics, remaining terms and loan ages assumed.

$3,027,310,000

SLM Student Loan Trust 2005-10

Issuer

$808,000,000	Floating Rate Class A-1 Student Loan-Backed Notes

$968,000,000	Floating Rate Class A-2 Student Loan-Backed Notes

$423,000,000	Floating Rate Class A-3 Student Loan-Backed Notes

$548,000,000	Floating Rate Class A-4 Student Loan-Backed Notes

$189,490,000	Floating Rate Class A-5 Student Loan-Backed Notes

$ 90,820,000	Floating Rate Class B Student Loan-Backed Notes

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Servicer and Administrator

Joint Book-Runners

Banc of America Securities LLC

Merrill Lynch & Co.

Wachovia Securities

Co-Managers

Goldman, Sachs & Co.

Morgan Stanley

RBS Greenwich Capital

.

December 5, 2005